Exhibit 99.2

CORPORATE ACTION NOTICE

TERMINATION NOTICE

16 April 2026

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING DEPOSITED ORDINARY SHARES OF:

GRAPHEX GROUP LIMITED

ONE ADS REPRESENTS TWENTY ORDINARY SHARES

CUSIP: 38867H203 AND UNDERLYING ISIN: KYG4066M1151

As owners and beneficial owners of the above ADRs, you are hereby notified that The Bank of New York, as depositary (the “Depositary”), will terminate the Deposit Agreement, dated September 18, 2020 “among Graphex Group Limited (“Graphex Group”), the Depositary, and Owners and Holders of ADRs, the (“Deposit Agreement”).”

As a result, the existing ADR facility will be terminated effective at 5:00 PM (Eastern Time) on July 14, 2026

Under the terms of the Deposit Agreement, you have until at least July 17, 2026, to surrender your Graphex Group ADRs for delivery of the underlying shares. If you surrender ADRs for delivery of the underlying shares, you must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADRs surrendered and any applicable U.S. or local taxes or governmental charges. Payment should be made payable to The Bank of New York Mellon.

Subsequent to July 17, 2026, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. If the Depositary has sold such shares, you must surrender your ADRs to obtain payment of the sale proceeds, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADRs.

To surrender your ADRs, the address of the Depositary is: The Bank of New York Mellon, 240 Greenwich Street, Depositary Receipts Division – 8th Floor, Attention: Cancellation Desk, New York, NY 10286. Registered or overnight mail is the suggested method of delivering DRs to the Depositary.

PLEASE SEE INVESTOR DISCLOSURE ON LAST PAGE.

For Settlement specific inquiries, please contact DRsettlements@bnymellon.com

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CORPORATE ACTION NOTICE

Investor Disclosure

This notice and the information and data provided herein are provided for general informational purposes only. BNY does not warrant or guarantee the accuracy, timeliness or completeness of any such information or data. BNY does not undertake any obligation to update or amend this notice or any information or data, and may change, update or amend this notice or any information or data at any time without prior notice.

BNY provides no advice, recommendation or endorsement with respect to any company or securities. No information or data is intended to provide legal, tax, accounting, investment, financial, trading or other advice on any matter, and is not to be used as such. We expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon this notice or any information or data, including market value loss on the sale or purchase of securities or other instruments or obligations.

Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

BNY collects fees from DR holders pursuant to the terms and conditions of the DRs and any deposit agreement under which they are issued. From time to time, BNY may make payments to an issuer to reimburse and/or share revenue from the fees collected from DR holders, or waive fees and expenses to an issuer for services provided, generally related to costs and expenses arising out of establishment and maintenance of the DR program. BNY may pay a rebate to brokers in connection with unsponsored DR issuances; brokers may or may not disclose or pass back some or all of such rebate to the DR investor. BNY may also use brokers, dealers or other service providers that are affiliates and that may earn or share fees and commissions.

BNY may execute DR foreign currency transactions itself or through its affiliates, or the Custodian or the underlying Company may execute foreign currency transactions and pay US dollars to BNY. In those instances where it executes DR foreign currency transactions itself or through its affiliates, BNY acts as principal counterparty and not as agent, advisor, broker or fiduciary. In such cases, BNY has no obligation to obtain the most favorable exchange rate, makes no representation that the rate is a favorable rate and will not be liable for any direct or indirect losses associated with the rate. BNY earns and retains revenue on its executed foreign currency transactions based on, among other things, the difference between the rate it assigns to the transaction and the rate that it pays and receives for purchases and sales of currencies when buying or selling foreign currency for its own account. The methodology used by BNY to determine DR conversion rates is available to registered Owners upon request or can be accessed at https://www.adrbny.com/content/dam/adr/documents/fees-and-disclosures-pdf/drs_foreign_exchange_pricing_disclosure.pdf.

In those instances where BNY’s Custodian executes DR foreign currency transactions, the Custodian has no obligation to obtain the most favorable exchange rate or to ensure that the method by which the rate will be determined will be the most favorable rate, and BNY makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, BNY may receive dividends and other distributions from an issuer of securities underlying DRs in U.S. dollars rather than in a foreign currency. In such cases, BNY will not engage in or be responsible for any foreign currency transactions and it makes no representation that the rate obtained by an issuer is the most favorable rate and it will not be liable for any direct or indirect losses associated with the rate.

This notice or any excerpt of this notice may not be copied or reproduced without the prior express written consent of BNY.

BNY is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK).

BNY’s name, brand and/or trademarks may not be used, copied or reproduced without the prior express written consent of BNY.

DEPOSITARY RECEIPTS ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, AND ARE NOT GUARANTEED BY, BNY AND ARE SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED

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